June 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Steve Lo

Re:	Lakeside Holding Limited
Registration Statement on Form S-1
Filed June 21, 2024
File No. 333-278416
Registration Statement on Form 8-A
Filed June 21, 2024
File No. 001-42140

Dear Mr. Lo:

We, as representative of the underwriters of the proposed initial public offering of securities of Lakeside Holding Limited (the “Company”), hereby respectfully withdraw our request dated June 24, 2024, that the effective date of the above-referenced Registration Statement on Form S-1 (the “Form S-1”) be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on Wednesday, June 26, 2024, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

We, as representative of the underwriters, also respectfully withdraw our request that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934 (the “Form 8-A”), covering the common stock of the Company, be declared effective concurrently with the S-1 Registration Statement.

We intend to submit a revised acceleration request with respect to the Form S-1 and the Form 8-A at a later date.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

The Benchmark Company, LLC

By:	/s/ John J. Borer III
Name:	John J. Borer III
Title:	Senior Managing Director

cc:	Henry Liu, Lakeside Holding Limited
Richard A. Friedman, Sheppard, Mullin, Richter & Hampton LLP
Yang Ge, DLA Piper UK LLP